

May 11, 2021

Charles McKhann
Chief Executive Officer and President
Apollo Endosurgery, Inc.
1120 S. Capital of Texas Highway
Building 1, Suite #300
Austin, Texas 78746

>   **Re: Apollo Endosurgery, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 5, 2021**
>   **File No. 333-255786**

Dear Mr. McKhann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John T. McKenna, Esq.